UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 29 June 2016

Orange to acquire Sun Communications, the leading cable operator in Moldova

•    Orange Moldova signs agreement for acquisition of cable and pay TV Sun Communications in Moldova

•    Enabling innovative convergence propositions to become leader in household market

Today, Orange has signed an agreement to acquire 100% of Sun Communications’ share capital, the leading cable TV operator in Moldova. The acquisition of Sun Communications will enable Orange to prepare the market for transformation towards convergence. The Orange ambition is to reinforce its position as the leading convergent operator in Europe providing fixed broadband, fixed and mobile voice services as well as pay TV services. The acquisition of Sun Communications in Moldova is part of this strategy. Orange Moldova is the largest mobile operator in the country with over two million customers, providing the best 4G coverage to 84% of the population.

Sun Communications is the leading Pay TV provider in Moldova by customer base and offers digital and cable TV services under the brand SunTV to customers in Chisinau, Balti and Cahul. With over 172 channels and 25 HD channels on offer, SunTV is one of the largest providers of cable TV services with over 100,000 active customers. Sun also offers internet and VOIP (Voice over IP) services to over 38,000 customers in Moldova, offering up to 300Mbps connectivity.

The transaction will allow Orange to enter the fixed and Pay TV services market and offer new and innovative services to the customers, particularly convergent offers and services across fixed, mobile and pay TV services.

The completion of the transaction remains subject to the approval of competition authorities.

Notes to editors

Sun Communications is the leading Pay TV provider in Moldova by customer base (Source: Moldovan telecom regulator ANRCETI) and offers digital and cable TV services under the brand SunTV to customers in Chisinau, Balti and Cahul.

About Orange
Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 155,000 employees worldwide at 31 March 2016, including 96,000 employees in France. Present in 28 countries, the Group has a total customer base of 252 million customers worldwide at 31 March 2016, including 191 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Olivier Emberger ; olivier.emberger@orange.com, +33 1 44 44 93 93

Vanessa Clarke ; vanessa.clarke@orange.com, +44 7818 848 848

ORANGE

Date: June 30, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations